Exhibit 99.2

Innovation, Science and Economic Development Canada Corporations Canada Innovation, Sciences et Développement économique Canada Corporations Canada Certificate of Amalgamation Canada Business Corporations Act Certificat de fusion Loi canadienne sur les sociétés par actions The Bell Telephone Company of Canada or Bell Canada La Compagnie de Téléphone Bell du Canada ou Bell Canada Corporate name / Dénomination sociale 1258075-6 Corporation number / Numéro de société I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the Canada Business Corporations Act, of the corporations set out in the attached articles of amalgamation. JE CERTIFIE que la société susmentionnée est issue d’une fusion, en vertu de l’article 185 de la Loi canadienne sur les sociétés par actions, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints. Raymond Edwards Director / Directeur 2021-01-01 Date of Amalgamation (YYYY-MM-DD) Date de fusion (AAAA-MM-JJ)

and Innovation, Sciences et 1 Economic Development Canada Développement économique Canada Corporations Canada Corporations Canada Canada Business Corporations Act (CBCA) FORM 9 ARTICLES OF AMALGAMATION (Section 185) 1 - Corporate name of the amalgamated corporation The Bell Telephone Company of Canada or Bell Canada La Compagnie de Téléphone Bell du Canada ou Bell Canada 1. - The province or territory in Canada where the registered office is situated (do not indicate the full address) Quebec 1. - The classes and any maximum number of shares that the corporation is authorized to issue See Schedule 1 annexed to and incorporated in these Articles of Amalgamation 1. - Restrictions, if any, on share transfers None 5 - Minimum and maximum number of directors (for a fixed number of directors, please indicate the same number in both boxes) Maximum number 2 0 6 - Restrictions, if any, on the business the corporation may carry on None 7 - Other provisions, if any See Schedule 2 annexed to and incorporated in these Articles of Amalgamation 8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: o 183 - Long form : approved by special resolution of shareholders (•) 184(1) - Vertical short-form : approved by resolution of directors o 184(2) - Horizontal short-form : approved by resolution of directors 9 - Declaration I hereby certify that I am a director or an authorized officer of the following corporation: Name of the amalgamating corporations Corporation number Signature See Schedule 3 annexed to and incorporated in these Articles of Amalgamation Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA). ISED-ISDE 3190E (2020/01) Page 1 of 2

Innovation, Science and Innovation, Sciences et Economic Development Canada Développement économique Canada Corporations Canada Corporations Canada Loi canadienne sur les sociétés par actions (LCSA) FORMULAIRE 9 STATUTS DE FUSION (Article 185) 1 - Dénomination sociale de la société issue de la fusion The Bell Téléphoné Company of Canada or Bell Canada La Compagnie de Téléphone Bell du Canada ou Bell Canada 2 - La province ou le territoire au Canada où est situé le siège social (n’indiquez pas l’adresse complète) Québec 3 - Catégories et tout nombre maximal d’actions que la société est autorisée à émettre Voir l’annexe 1 ci-jointe, laquelle fait partie intégrante des présents statuts de fusion. 4 - Restrictions sur le transfert des actions, s’il y a lieu Aucune 5 - Nombres minimal et maximal d’administrateurs (pour un nombre fixe, veuillez indiquer le même nombre dans les deux cases) Nombre minimal 5 Nombre maximal 20 6 - Limites imposées à l’activité commerciale de la société, s’il y a lieu Aucune 7 - Autres dispositions, s’il y a lieu Voir l’annexe 2 ci-jointe, laquelle fait partie intégrante des présents statuts de fusion. 8 - La fusion a été approuvée en accord avec l’article ou le paragraphe de la Loi indiqué ci-après: O 183 - Convention de fusion: approuvée par résolution spéciale des actionnaires. (•) 184(1) - Fusion verticale simplifiée: approuvée par résolution des administrateurs. O 184(2) - Fusion horizontale simplifiée: approuvée par résolution des administrateurs. 9 - Déclaration J’atteste que je suis un administrateur ou un dirigeant autorisé de la société suivante : Dénomination sociale des sociétés fusionnantes Numéro de société Signature Voir l’annexe 3 ci-jointe, laquelle fait partie intégrante des présents statuts de fusion. Nota : Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA). ISED-ISDE 3190F (2020/01) Page 1 de 2

SCHEDULE 3 - ANNEX 3 Articles of Amalgamation - Statuts de fusion The Bell Telephone Company of Canada or Bell Canada La Compagnie de téléphone Bell du Canada ou Bell Canada 9. Declaration / Déclaration 1 hereby certify that 1 am a director or an authorized officer of the following corporations: J’atteste que je suis un administrateur ou un dirigeant autorisé des sociétés suivantes : Name of amalgamating corporation Dénomination sociale des sociétés fusionnantes Corporation number Numéro de société Signature The Bell Telephone Company of Canada or Bell Canada / La Compagnie de Téléphone Bell du Canada ou Bell Canada 1115511-3 Michel Lalande, Chief Legal Officer & Corporate Secretary TÉLÉ-INT-TEL INC. 1173178-5 Michel Lalande, Corporate Secretary VIDÉOPTIQUE INC. 1173164-5 Michel Lalande, Corporate Secretary 9147250 CANADA INC. 914725-0 Michel Lalande, Corporate Secretary Groupe Maskatel GP Inc. 1173190-4 Michel Lalande, Corporate Secretary Groupe Maskatel Acquisition Inc. 1173185-8 Michel Lalande, Corporate Secretary

SCHEDULE 1

Articles of Amalgamation

The Bell Telephone Company of Canada or Bell Canada

La Compagnie de téléphone Bell du Canada ou Bell Canada

(the “Corporation”)

CLASSES AND NUMBER OF SHARES

The classes and any maximum number of shares that the Corporation is authorized to issue are an unlimited number of common shares (the “Common Shares”), an unlimited number of first preferred shares (the “First Preferred Shares”) issuable in series and an unlimited number of second preferred shares (the “Second Preferred Shares”).

1.	COMMON SHARES

1.1             The holders thereof are entitled to one vote for each Common Share held of record on all matters voted on by shareholders except matters on which only the holders of another specified class or series of shares are entitled to vote.

1.2             Subject to the rights, privileges, restrictions and conditions attaching to shares of any other class or series of the Corporation, the holders of Common Shares are entitled to receive such dividends payable in money, property, or by the issue of fully paid shares of the Corporation, as may be declared by the board of directors and to receive the remaining property of the Corporation upon the liquidation, dissolution or winding up thereof.

1.3             The directors of the Corporation may determine at any time and from time to time, with respect to all or a portion of any dividend on the Common Shares of the Corporation, that such dividend shall be payable in money or, in the case of electing holders whose addresses on the securities register of the Corporation are in Canada, and in jurisdictions specified by the directors outside Canada, by the issue of fully paid Common Shares of the Corporation having a value, as determined by the directors, that is substantially equivalent, as of a dale or period of days determined by the directors, to the cash amount of such dividend, provided that the directors may (but need not) value the Common Shares to be issued in payment of the dividend at a discount from or premium to the relevant market value thereof of up to 5%, in either case.

1.4             With respect to fraction of share interests that may result from any such stock dividend the Corporation shall issue to an agent for shareholders appointed by the Corporation a number of whole shares representing in the aggregate the fraction of share interests of all electing shareholders unless the directors of the Corporation otherwise determine, for instance by the payment of cash in lieu of fraction of share interests that may result from any such dividend. In any event, no certificates representing fraction of share interests will be issued by the Corporation.

2.	FIRST PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class are as follows:

2.1             The First Preferred Shares shall be issuable in series and the directors of the Corporation shall have the right from time to time, exercisable in accordance with the provisions of the Canada Business Corporations Act (the “CBCA”), to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred Shares of each series.

2.2             The holders of any series of the First Preferred Shares shall be entitled to receive in priority to the holders of Common Shares and of shares of any other class of the Corporation ranking junior to the First Preferred Shares, as and when declared by the directors of the Corporation, dividends in the amounts specified or determinable in accordance with the rights, privileges, restrictions and conditions attaching to any such series.

2.3             Upon any liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among shareholders for the purpose of winding up its affairs, before any amount shall be paid to or any assets distributed among the holders of Common Shares or of shares of any other class of the Corporation ranking junior to the First Preferred Shares, the holders of the First Preferred Shares shall be entitled to receive with respect to the shares of each series thereof all amounts which may be provided In the Articles of the Corporation to be payable thereon in respect of return of capital, premium and dividends. Unless the Articles of the Corporation otherwise provide with respect to any series of the First Preferred Shares, after payment to the holders of the First Preferred Shares of the amounts provided in the Articles of the Corporation to be payable to them, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

2.4             The First Preferred Shares of all series shall rank on a parity with each other with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets for the purpose of winding up its affairs.

2.5             The holders of the First Preferred Shares shall not be entitled to receive any notice of, or to attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting, except to the extent otherwise provided in the Articles of the Corporation with respect to any series of the First Preferred Shares or, subject to section 2.8 hereof, when the holders of First Preferred Shares are entitled to vote separately as a class or series as provided in the CBCA.

2.6             The provisions attaching to First Preferred Shares as a class may be repealed or modified from time to time with such approval as may then be required by the CBCA to be given by the holders of First Preferred Shares as a class, any such approval to be given in accordance with section 2.9 hereof.

2.7             In connection with any matter requiring the approval of the First Preferred Shares as a class, every holder of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held unless otherwise provided in the Articles of the Corporation with respect to any series of First Preferred Shares.

2.8             The holders of the First Preferred Shares shall not be entitled to vote separately as a class upon a proposal to amend the Articles of the Corporation to increase or decrease any maximum number of authorized First Preferred Shares, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the First Preferred Shares, to effect an exchange, reclassification or cancellation of all or part of the First Preferred Shares or to create a new class of shares equal or superior to the First Preferred Shares.

2.9             The approval of the holders of the First Preferred Shares with respect to any matters which may be required to be approved by them may be given at a general meeting of the holders of the First Preferred Shares duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding First Preferred Shares are present or are represented by proxy; if at any such meeting the holders of a majority of the outstanding First Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting; at such adjourned meeting the holders of First Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called; subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

3.	SECOND PREFERRED SHARES

The rights privileges, restrictions and conditions attaching to the Second Preferred Shares as a class are as follows:

3.1	Second Preferred Shares - Definitions

With respect to the Second Preferred Shares, the following terms shall have the meanings ascribed to them below:

3.1.1     “Act” means the Canada Business Corporations Act.

3.1.2     “Effective Date” means the date of issuance of the Second Preferred Shares.

3.1.3    “Redemption Amount” means an amount equal to the aggregate fair market value of the Trademarks on the Effective Date as determined by the board of directors of the Corporation and the Redemption Amount of each Second Preferred Share means an amount equal to the aggregate Redemption Amount divided by the number of Second Preferred Shares issued and outstanding.

3.1.4    “Redemption Price” of each Second Preferred Share means the Redemption Amount of such Second Preferred Share plus an amount equal to all dividends which have at the relevant time been declared on the share but which have not then been paid (if any).

3.1.5    “Trademarks” means the trademarks listed in Schedule A.

3.2	Second Preferred Shares - Dividends

Subject to the Act, the holders of the Second Preferred Shares shall in each financial year of the Corporation in the discretion of the directors, but always in preference and priority to any payment of dividends on the Common Shares and on any other class of shares for that year, be entitled to non-cumulative dividends at the rate of 1.25% per annum, payable in one or more instalments. In any financial year, after providing for the full dividend on the Second Preferred Shares, the directors may, in their discretion, declare dividends on the Common Shares and any other class of shares, in such amounts as they may determine. The holders of the Second Preferred Shares shall not be entitled to any dividends other than as provided for in this section.

Payment of dividends shall, subject as hereinafter provided, be made by wire transfer or by cheque of the Corporation payable at par at any branch of the Corporation’s bankers and the mailing of such a cheque to any holder shall satisfy the dividend represented thereby unless the cheque is not paid on presentation. No shareholder shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which it was payable.

No dividends shall be paid on shares of any other class of the Corporation if it would render the Corporation unable to pay the Redemption Amount of the Second Preferred Shares that are then issued and outstanding, together with all dividends declared thereon and unpaid.

3.3	Second Preferred Shares - Voting Rights

Subject to the Act, the holders of the Second Preferred Shares shall not be entitled to receive notice of, or to attend or to vote at any meeting of the shareholders of the Corporation.

3.4	Second Preferred Shares - Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Second Preferred Shares shall be entitled to receive in respect of each such share, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares and any other class of shares of the Corporation, an amount equal to the Redemption Price of such share. After payment to the holders of the Second Preferred Shares of the amount so payable to such holders as herein provided, the holders shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.5	Second Preferred Shares - Redemption at the Option of the Corporation

Subject to the Act, the Corporation may redeem the whole or any part of the issued Second Preferred Shares on payment for each share to be redeemed of the Redemption Price of such share. This payment shall be made, at the option of the Corporation, either by cheque payable at any branch in Canada of one of the Corporation’s bankers, by wire transfer or by the issuance of a promissory note. Unless the holders of the Second Preferred Shares to be redeemed have waived notice of such redemption, the Corporation shall give not less than one (1) day’s notice in writing of the redemption, specifying the date and place of redemption. If this notice is given or waived, and the Redemption Price of the Second Preferred Shares that are redeemed is paid to such holders, or is deposited with any chartered bank or trust company in Canada, as specified in the notice, or is paid by the issuance of a promissory note, on or before the date fixed for redemption, dividends on the shares to be redeemed shall cease after the date fixed for redemption, and the holders of such shares shall from then on have no rights against the Corporation in respect of those shares except to receive payment of the Redemption Price of such shares.

3.6	Second Preferred Shares - Retraction Rights

3.6.1    General

Subject to the Act, a holder of any Second Preferred Shares shall be entitled to require the Corporation to redeem the whole or any part of the Second Preferred Shares registered in the name of the holder on the books of the Corporation.

3.6.2    Notice

A holder of Second Preferred Shares to be redeemed shall tender to the Corporation at its registered office a request in writing specifying (i) that the holder desires to have the whole or any part of the Second Preferred Shares registered in his name redeemed by the Corporation and (ii) the business day, which shall be not less than 5 days after the day on which the request in writing is given to the Corporation, on which the holder desires to have the Corporation redeem the shares (the “Redemption Date”) together with the share certificates, if any, representing the Second Preferred Shares which the registered holder desires to have the Corporation redeem.

3.6.3    Redemption Procedure

On receipt of a request and share certificates, the Corporation shall, on the Redemption Date, redeem the shares by paying to the registered holder an amount equal to the Redemption Price of such shares. This payment shall be made, at the option of the Corporation, either by cheque payable at any branch in Canada of one of the Corporation’s bankers, by wire transfer or by the issuance of a promissory note. If a part only of the Second Preferred Shares represented by any certificate is redeemed, a new certificate for the balance shall be issued by the Corporation.

3.6.4    Cessation of Rights

The Second Preferred Shares shall be redeemed on the Redemption Date and from that date the shares shall cease to be entitled to dividends and their holders shall not be entitled to exercise any of the rights of shareholders in respect of the shares, unless payment of the Redemption Price of the Second Preferred Shares is not made on the Redemption Date, in which case the rights of the holders of the Second Preferred Shares shall remain unaffected.

3.7	Second Preferred Shares - Adjustment

3.7.1     In the event that any competent tax authority alleges or proceeds or proposes to proceed to an assessment or reassessment for income tax purposes pursuant to the Income Tax Act (Canada) or equivalent provincial laws on the basis that the amount which is the fair market value, on the Effective Date, of the Trademarks differs from the amount determined by the board of directors of the Corporation on the Effective Date, then the Redemption Amount of such Second Preferred Shares shall be increased or decreased accordingly and retroactively as of the Effective Date, to the fair market value of the Trademarks as finally determined upon a Final Determination (as this term is hereinafter defined), without any payment to, or reimbursement whatsoever by, the holders or former holders of such Second Preferred Shares, except as provided hereafter.

3.7.2     With respect to the determination of the fair market value of the Trademarks, “Final Determination” means the value established as being the fair market value as a result of any of the following:

3.7.2.1 a final judgment rendered by any competent court adjudicating in this respect, from which no appeal may be taken or for which the period of appeal has expired;

3.7.2.2 an out-of-court settlement reached between the competent tax authorities and the Corporation and/or the holders of the Second Preferred Shares; or

3.7.2.3 an assessment by the competent tax authorities for which the period of objection or appeal has expired.

3.7.3     In the event that at the time of the aforementioned adjustment, the Corporation has already purchased or redeemed one or more Second Preferred Shares, then:

3.7.3.1 in the case of an upward adjustment of the Redemption Amount, the Corporation shall make up the purchase or Redemption Price of such Second Preferred Shares and shall immediately pay to the holder or holders of the shares so purchased or redeemed any sum of money required to so make up the purchase or Redemption Price of such Second Preferred Shares, in relation to this adjustment, or, in the event that a promissory note has been issued to the holder of such Second Preferred Shares in satisfaction of the Redemption Price of such Second Preferred Shares, the principal amount of such promissory note shall be increased by an amount equal to such adjustment;

3.7.3.2 in the case of a downward adjustment, the holder or holders of such Second Preferred Shares so purchased or redeemed shall pay any sum of money required to immediately reimburse the over-payment to the Corporation in relation to this adjustment, or, in the event that a promissory note has been issued to the holder of such Second Preferred Shares in satisfaction of the Redemption Price of such Second Preferred Shares, the principal amount of such promissory note shall be reduced by an amount equal to such adjustment.

3.7.4     In the event that dividends have been declared on Second Preferred Shares prior to the aforementioned adjustment, such dividends shall be adjusted accordingly in relation to this adjustment, so that in the case of an upward adjustment of the Redemption Amount, the Corporation shall make up any dividend declared prior to the adjustment to the holders of the Second Preferred Shares on which such dividends were declared and in the case of a downward adjustment, the holders of the Second Preferred Shares to whom such dividends were paid before the adjustment, shall remit the overpayment to the Corporation, so that any dividend declared prior to the adjustment is calculated by taking into account the Redemption Amount for the Second Preferred Shares, as adjusted as a result of the application of the foregoing provisions.

3.8	Second Preferred Shares – Purchase for Cancellation

3.8.1    Subject to the applicable provisions of the Act, the Corporation may, at any time and from time to time, further to offers of sale received subsequent to a request in this respect sent by the Corporation to all the holders of Second Preferred Shares, or in any other manner determined at the entire discretion of the board of directors, purchase for cancellation all or a part of the Second Preferred Shares, at the lowest price at which, in the opinion of the board of directors, such shares may be acquired, such price however at no time exceeding, with respect to the Second Preferred Shares to be purchased, a sum equal to their Redemption Price calculated on the date of their purchase, plus the amount of the declared and unpaid dividends on the Second Preferred Shares at that time.

SCHEDULE A

TRADEMARKS

The Trademarks, as defined in that certain Asset Transfer Agreement entered into on or about December 1, 2020 between the Corporation and 9765719 Canada Inc.

Annexe 1

Statuts de fusion

La Compagnie de Téléphone Bell du Canada ou Bell Canada

The Bell Telephone Company of Canada or Bell Canada

(la « Societé »)

CATÉGORIES ET NOMBRE D’ACTIONS

Les catégories et tout nombre maximal d’actions que la Société est autorisée à émettre sont un nombre illimité d’actions ordinaires (ci-après désignées les « actions ordinaires »), un nombre illimité d’actions privilégiées de premier rang (ci-après désignées les « actions privilégiées de premier rang ») pouvant être émises en séries et un nombre illimité d’actions privilégiées de second rang (ci-après désignées les « actions privilégiées de second rang »).

1.	ACTIONS ORDINAIRES

1.1                  Les porteurs de ces titres ont droit à une voix par action ordinaire dont ils sont porteurs inscrits à la date de clôture des registres à l’égard de toutes les questions soumises au vote des actionnaires, sauf à l’égard des questions sur lesquelles seuls les porteurs d’une autre catégorie ou série particulière d’actions ont le droit de voter.

1.2                  Sous réserve des droits, privilèges, restrictions et conditions rattachés aux actions de toute autre catégorie ou série de la Société, les porteurs d’actions ordinaires ont le droit de toucher les dividendes payables en espèces, en biens ou sous forme d’actions entièrement libérées de la Socialité que le conseil d’administration peut déclarer, et le droit de recevoir le reliquat des biens de la Société au moment de la liquidation ou de la dissolution de celle-ci.

1.3                  Les administrateurs de la Société peuvent décider en tout temps et de temps à autre, à l’égard de la totalité ou d’une partie de tout dividende sur les actions ordinaires de la Société, que ce dividende sera payable en espèces ou, dans le cas des porteurs qui en ont fait le choix et dont l’adresse indiquée dans les registres des titres de la Société est située au Canada ou dans les territoires à l’extérieur du Canada déterminés par les administrateurs, sous forme d’actions ordinaires entièrement libérées de la Société dont la valeur, selon le calcul des administrateurs, équivaut essentiellement, à une date ou pendant un certain nombre de jours fixé par les administrateurs, au montant en espèces de ce dividende; toutefois, les administrateurs peuvent (sans y être tenus) fixer la valeur des actions ordinaires qui seront émises en paiement du dividende en fonction d’un escompte ou d’une prime maximale de 5%, dans l’un ou l’autre cas, par rapport à la valeur au marché applicable de ces titres.

1.4                  Quant aux fractions de participations en actions que pourront entraîner de tels dividendes en actions, la Société émettra à un mandataire des actionnaires qu’elle aura nommé un certain nombre d’actions entières représentant globalement les fractions de participations en actions de tous les actionnaires qui en auront fait le choix, à moins que les administrateurs de la Société n’en décident autrement, notamment en décidant de verser un montant en espèces en remplacement des fractions de participations en actions pouvant résulter d’un tel dividende. Quoi qu’il en soit, la Société ne délivrera aucun certificat représentant des fractions de participations en actions.

2.	ACTIONS PRIVILEGIEES DE PREMIER RANG

Les droits, privilèges, restrictions et conditions rattachés aux actions privilégiées de premier rang sont les suivants :

2.1                  Les actions privilégiées de premier rang peuvent être émises en séries et les administrateurs de la Société peuvent, à l’occasion, et conformément aux dispositions de la Loi canadienne sur les sociétés par actions (la « LCSA »), fixer le nombre et la désignation des actions privilégiées de premier rang de chaque série et déterminer les droits, privilèges, restrictions et conditions dont elles seront assorties.

2.2                  Les actions privilégiées de premier rang de toute série confèrent à leurs porteurs un traitement préférentiel par rapport aux porteurs d’actions ordinaires et d’actions de toute autre catégorie de la Société ayant un rang inférieur aux actions privilégiées de premier rang quant aux paiements de dividendes déclarés de temps à autre par les administrateurs et précisés ou à être déterminés conformément aux droits, privilèges, restrictions et conditions propres à ces séries.

2.3                  En cas de liquidation, de dissolution ou d’abandon des affaires de la Société ou de toute autre répartition de ses éléments d’actif parmi ses actionnaires, en vue de mettre fin à ses activités, les porteurs d’actions privilégiées de premier rang de chaque série auront le droit de recevoir tous les montants dont les statuts de la Société prévoient le paiement en matière de remboursement de capital, prime au dividendes, le tout devant être acquitté avant qu’aucun montant ne soit payé ou qu’aucun élément d’actif ne soit réparti parmi les porteurs d’actions ordinaires ou de toute autre catégorie d’actions de la Société de rang inférieur aux actions privilégiées de premier rang. Une fois acquittés les montants qui leur sont payables aux termes des statuts de la Société, les porteurs d’actions privilégiées de premier rang ne seront admissibles à aucune répartition subséquente des éléments d’actif de la Société sauf disposition contraire des statuts de la Société concernant toute série d’actions privilégiées de premier rang.

2.4                  Chaque série d’actions privilégiées de premier rang est du même rang que toutes les autres séries d’actions privilégiées de premier rang en matière de paiement des dividendes et de répartition des biens en cas de liquidation, de dissolution ou d’abandon des affaires de la Société, volontaire ou forcée, ou de toute autre répartition des éléments d’actif de la société en vue de mettre fin à ses activités.

2.5                  Les porteurs d’actions privilégiées de premier rang n’ont pas le droit d’être convoqués, d’assister ou de voter aux assemblées d’actionnaires de la Société, sauf dans les cas expressément prévus dans les statuts de la Société concernant l’une ou l’autre des séries d’actions privilégiées de premier rang, ou encore, sous réserve de l’article 2.8 des présentes, pour exercer distinctement les droits de vote que leur confèrent les actions privilégiées de premier rang en tant que catégorie ou série en vertu de la LCSA.

2.6                  Les dispositions propres aux actions privilégiées de premier rang, en tant que catégorie, peuvent être abrogées ou modifiées en tout temps moyennant l’approbation alors exigée par la LCSA, donnée par les porteurs d’actions privilégiées de premier rang conformément aux dispositions de l’article 2.9 des présentes.

2.7                  Sauf disposition contraire dans les statuts de la Société concernant l’une ou l’autre série d’actions privilégiées de premier rang, chaque action privilégiée de premier rang confère à son porteur une voix par action détenue relativement à toute question requérant I’approbation des porteurs d’actions privilégiées de premier rang, en tant que catégorie.

2.8                  Les porteurs d’actions privilégiées de premier rang ne seront pas fondés à voter séparément, en tant que catégorie, sur une proposition de modification des statuts de la Société visant à changer le nombre maximal autorisé d’actions privilégiées de premier rang ou à augmenter le nombre maximal d’actions autorisées d’une autre catégorie conférant des droits ou des privilèges égaux ou supérieurs à ceux des actions privilégiées de premier rang, à faire échanger, reclasser ou annuler tout ou partie des actions privilégiées de premier rang ou à créer une nouvelle catégorie d’actions égales ou supérieures aux actions privilégiées de premier rang.

2.9                  L’approbation des porteurs d’actions privilégiées de premier rang à l’égard de toute question requérant leur approbation peut être donnée en assemblée générale de tels porteurs dûment convoquée et tenue après avis d’au moins 21 jours; les porteurs d’au moins la majorité des actions privilégiées de premier rang en circulation devront y être présents ou représentés par fondés de pouvoir; si l’on ne peut réunir les porteurs d’une majorité des actions privilégiées de premier rang en circulation, en personne ou par fondés de pouvoir, une demi-heure après l’heure précisée dans l’avis de convocation, l’assemblée sera alors ajournée à une date ultérieure d’au moins 21 jours, à l’endroit et à l’heure choisis par le président d’assemblée, et un avis écrit de convocation à cette reprise d’assemblée devra être expédié au moins 15 jours avant sa date; les porteurs d’actions privilégiées de premier rang qui seront présents ou représentés par fondés de pouvoir à cette reprise d’assemblée pourront délibérer sur les questions inscrites à l’ordre du jour de l’assemblée; sous réserve des dispositions ci-dessus, les formalités de convocation d’une assemblée et d’une reprise d’assemblée et la procédure à y suivre, seront celles qui sont prescrites a l’occasion dans les règlements de la Société concernant les assemblées d’actionnaires.

3.	ACTIONS PRIVILÉGIÉES DE SECOND RANG

Les droits, privilèges, restrictions et conditions rattachés aux actions privilégiées de second rang sont les suivants :

3.1	Actions privilégiées de second rang - Définitions

En ce qui concerne les actions privilégiées de second rang, les termes suivants ont le sens qui leur est donné ci-dessous :

3.1.1	« date d’effet » désigne la date d’émission des actions privilégiées de second rang.

3.1.2	« Loi » désigne la Loi canadienne sur les sociétés par actions.

3.1.3	« marques de commerce » désigne les marques de commerce énumérées à l’annexe A.

3.1.4

« prix de rachat » désigne, pour chaque action privilégiée de second rang, sa valeur de rachat majorée d’un montant égal à tous les dividendes qui, au moment considéré, ont été déclarés sur l’action mais n’ont pas encore été payés (s’il en est).

3.1.5	« valeur de rachat » désigne la juste valeur marchande totale des marques de commerce à la date d’effet telle qu’établie par le conseil d’administration de la

Société; la valeur de rachat de chaque action privilégiée de second rang correspondant à la valeur de rachat totale divisée par le nombre d’actions privilégiées de second rang émises et en circulation.

3.2	Actions privilégiées de second rang - Dividendes

Sous réserve de la Loi, les porteurs des actions privilégiées de second rang ont le droit de recevoir, pour chaque exercice de la Société et à la discrétion des administrateurs, mais toujours en priorité par rapport à tout versement de dividendes sur les actions ordinaires et sur les actions de toute autre catégorie pour cet exercice, des dividendes non cumulatifs au taux de 1,25 % par année, en un ou plusieurs versements. Au cours d’un exercice, après avoir versé la totalité des dividendes sur les actions privilégiées de second rang, les administrateurs peuvent, à leur discrétion, déclarer des dividendes sur les actions ordinaires et sur les actions de toute autre catégorie, selon les montants qu’ils peuvent établir. Les porteurs des actions privilégiées de second rang n’ont pas droit à des dividendes autres que ceux prévus dans le présent article.

Le versement des dividendes est effectué, sous réserve des dispositions qui suivent, par transfert de fonds électronique ou par chèque de la Société payable au pair à toute succursale des banquiers de la Société. L’envoi par la poste d’un tel chèque à un porteur équivaut au paiement des dividendes à hauteur de la somme qu’il représente, à moins que le chèque ne soit pas honoré lorsqu’il est présenté. Aucun actionnaire ne peut recouvrer, au moyen d’une action ou de toute autre procédure judiciaire engagée contre la Société, des dividendes qui sont représentés par un chèque n’ayant pas été dûment présenté aux fins de paiement aux banquiers de la Société ou qui demeurent par ailleurs non réclamés dans les six ans suivant la date à laquelle ils ont été déclarés comme étant payables.

La Société doit payer la valeur de rachat des actions privilégiées de second rang qui sont alors émises et en circulation, ainsi que tous les dividendes déclarés sur celles-ci et impayés, avant de verser des dividendes sur des actions d’une autre catégorie de la Société.

3.3	Actions privilégiées de second rang – Droits de vote

Sous réserve de la Loi, les porteurs des actions privilégiées de second rang ne peuvent recevoir un avis de convocation, assister ou voter à une assemblée des actionnaires de la Société.

3.4	Actions privilégiées de second rang – Liquidation ou dissolution

En cas de dissolution ou de liquidation de la Société, volontaire ou forcée, les porteurs des actions privilégiées de second rang ont le droit de recevoir à l’égard de chacune de ces actions, avant toute distribution d’une partie des actifs de la Société aux porteurs des actions ordinaires et des actions de toute autre catégorie de la Société, une somme égale au prix de rachat de l’action visée. Après avoir reçu les sommes qui leur sont ainsi payables, les porteurs d’actions privilégiées de second rang ne seront admissibles à aucune autre distribution sur les biens ou les actifs de la Société.

3.5	Actions privilégiées de second rang – Rachat au gré de la Société

Sous réserve de ia Loi, la Société peut racheter la totalité ou une partie des actions privilégiées de second rang émises moyennant le paiement du prix de rachat pour chaque action à racheter. Ce paiement est effectué, au choix de la Société, par chèque payable à toute succursale au Canada de l’un des banquiers de la Société, par transfert de fonds électronique ou par l’émission d’un billet à ordre. À moins que les porteurs d’actions privilégiées de second rang à racheter aient renoncé à l’avis de rachat, la Société doit remettre un avis écrit d’au moins un (1) jour de son intention de procéder au rachat, en précisant la date et l’endroit du rachat. Si cet avis est donné ou fait l’objet d’une renonciation, et que le prix de rachat des actions privilégiées de second rang qui sont rachetées est payé à leurs porteurs, ou est déposé auprès d’une banque à charte ou d’une société de fiducie au Canada, comme il est indiqué dans l’avis, ou est payé par l’émission d’un billet à ordre, au plus tard à la date fixée pour le rachat, les dividendes sur les actions à racheter cessent après la date fixée pour le rachat, et les porteurs de ces actions ne disposent, à partir de ce moment, d’aucun droit contre la Société relativement à ces actions, sauf le droit de recevoir le paiement du prix de rachat de ces actions.

3.6	Actions privilégiées de second rang - Droits de rachat au gré du porteur

3.6.1	Généralités

Sous réserve de la Loi, le porteur d’actions privilégiées de second rang peut obliger la Société à racheter la totalité ou une partie des actions privilégiées de second rang immatriculées à son nom dans les registres de la Société.

3.6.2	Avis

Le porteur d’actions privilégiées de second rang à racheter doit remettre à la Société, à son siège social, une demande écrite précisant (i) qu’il souhaite faire racheter par la Société la totalité ou une partie des actions privilégiées de second rang immatriculées à son nom et (ii) le jour ouvrable où il souhaite que la Société rachète les actions, soit au moins cinq jours après la date où la demande écrite est remise à la Société (la « date de rachat ») ainsi que les certificats, s’il en est, représentant les actions privilégiées de second rang qu’il souhaite faire racheter par la Société.

3.6.3	Procédure de rachat

Sur réception d’une demande et de certificats d’actions, la Société rachète les actions à la date de rachat en versant au porteur inscrit une somme égale au prix de rachat de ces actions. Ce paiement est effectué, au choix de la Société, par chèque payable à toute succursale au Canada de l’un des banquiers de la Société, par virement télégraphique ou par l’émission d’un billet à ordre. Si seulement une partie des actions privilégiées de second rang représentées par un certificat est rachetée, un nouveau certificat sera délivré par la Société pour le reste des actions.

3.6.4	Extinction des droits

Les actions privilégiées de second rang doivent être rachetées à la date de rachat et, à compter de cette date, les porteurs de ces actions cessent d’avoir droit aux dividendes et de pouvoir exercer les droits rattachés à leurs actions, à moins que le prix de rachat des actions privilégiées de second rang ne soit pas payé à la date de rachat, auquel cas les droits des porteurs de ces actions demeurent inchangés.

3.7	Actions privilégiées de second rang - Rajustement

3.7.1    Si une autorité fiscale compétente déclare ou établit ou propose d’établir une cotisation ou une nouvelle cotisation concernant l’impôt sur le revenu en vertu de la Loi de l’impôt sur le revenu (Canada) ou de lois provinciales équivalentes sur la base que la juste valeur marchande des marques de commerce à la date d’effet diffère de celle établie par le conseil d’administration de la Société à cette même date, alors la valeur de rachat des actions privilégiées de second rang visées sera augmentée ou diminuée en conséquence, avec effet rétroactif à compter de la date d’effet, pour correspondre à la juste valeur marchande des marques de commerce établie dans une décision définitive (tel que ce terme est définit ci- après), sans paiement aux porteurs ou anciens porteurs de ces actions privilégiées de second rang ni remboursement de quelque nature que ce soit par ceux-ci, sous réserve des dispositions qui suivent.

3.7.2    Relativement à l’établissement de la juste valeur marchande des marques de commerce, une « décision définitive » s’entend de l’une ou l’autre des situations suivantes :

3.7.2.1    un jugement final rendu par un tribunal compétent statuant sur la question, non susceptible d’appel ou dont le délai d’appel a expiré;

3.7.2.2    un règlement à l’amiable intervenu entre les autorités fiscales compétentes et la Société et/ou les porteurs des actions privilégiées de second rang;

3.7.2.3    une cotisation établie par les autorités fiscales compétentes dont le délai de contestation ou d’appel a expiré.

3.7.3    Si, au moment du rajustement susmentionné, la Société a déjà acheté ou racheté une ou plusieurs actions privilégiées de second rang, alors :

3.7.3.1    dans le cas d’un rajustement à la hausse de la valeur de rachat, la Société doit immédiatement verser aux porteurs des actions privilégiées de second rang ainsi achetées ou rachetées la somme d’argent nécessaire pour combler l’écart par rapport au prix d’achat ou de rachat, ou, lorsqu’un billet à ordre a été émis aux porteurs de ces actions privilégiées de second rang en règlement de leur prix de rachat, le montant principal du billet à ordre doit être augmenté pour tenir compte du rajustement;

3.7.3.2    dans le cas d’un rajustement à la baisse, les porteurs des actions privilégiées de second rang ainsi achetées ou rachetées doivent immédiatement verser à la Société la somme d’argent nécessaire pour lui rembourser son trop-payé résultant du rajustement, ou, lorsqu’un billet à ordre a été émis aux porteurs de ces actions privilégiées de second rang en règlement de leur prix de rachat, le montant principal du billet à ordre doit être réduit pour tenir compte du rajustement.

3.7.4    Si des dividendes ont été déclarés sur des actions privilégiées de second rang avant le rajustement susmentionné, ces dividendes doivent être rajustés en conséquence, de sorte que dans le cas d’un rajustement à la hausse de la valeur de rachat, la Société doit verser aux porteurs des actions privilégiées de second rang sur lesquels ces dividendes ont été déclarés la somme d’argent nécessaire pour combler l’écart par rapport aux dividendes déclarés avant le rajustement et, dans le cas d’un rajustement à la baisse, les porteurs des actions privilégiées de second rang à qui ces dividendes ont été versés avant le rajustement doivent rembourser le trop-payé à la Société; ainsi, tout dividende déclaré avant le rajustement est calculé en tenant compte de la valeur de rachat des actions privilégiées de second rang, rajustée conformément à ce qui précède.

3.8	Actions privilégiées de second rang – Rachat aux fins d’annulation

3.8.1    Sous réserve des dispositions applicables de la Loi, la Société peut, à tout moment et à l’occasion, en réponse à des offres de vente reçues à la suite de leur sollicitation par la Société auprès de tous les porteurs d’actions privilégiées de second rang, ou de toute autre manière déterminée au gré du conseil d’administration, racheter en vue de leur annulation la totalité ou une partie des actions privilégiées de second rang, au prix le moins élevé auquel, de l’avis du conseil d’administration, ces actions peuvent être acquises. Toutefois, ce prix ne peut à aucun moment excéder, en ce qui concerne les actions privilégiées de second rang à acheter aux fins d’annulation, le prix de rachat calculé à la date de leur achat aux fins d’annulation majoré du montant des dividendes déclarés et impayés sur les actions privilégiées de second rang à ce moment.

ANNEXE A

MARQUES DE COMMERCE

Les Trademarks (marques de commerce), tel que ce terme est défini dans l’ Asset Transfer Agreement (convention de transfert d’actifs) intervenue le ou vers le 1er décembre 2020 entre la Société et 9765719 Canada inc.

SCHEDULE 2

Articles of Amalgamation

The Bell Telephone Company of Canada

or Bell Canada

La Compagnie de Téléphone Bell du

Canada ou Bell Canada

(the “Corporation”)

Other provisions, if any:

Without in any way limiting the powers conferred upon the Corporation and its directors by the Canada Business Corporations Act, the board of directors of the Corporation may, without authorization of the shareholders, from time to time on behalf of the Corporation in such amounts and on such terms as it deems expedient:

a)  borrow money upon the credit of the Corporation;

b)  Issue, reissue, sell or pledge debt obligations of the Corporation;

c)  to the extent permitted by the Canada Business Corporations Act, give guarantees on behalf of the Corporation to secure performance of an obligation of any person; and

d)  charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including book debts, rights, powers, franchises and undertaking, to secure any debt obligations or any money borrowed or other debt or liability of the Corporation.

The board of directors may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the board all or any of the powers conferred on the board above to such extent and in such manner as the board shall determine at the time of each such delegation.

Subject to the maximum number of directors authorized pursuant to the Articles of the Corporation, the board of directors may, in addition to filling vacancies as permitted by law, appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

Annexe 2

Statuts de fusion

La Compagnie de Téléphone Bell du

Canada ou Bell Canada

The Bell Telephone Company of Canada

or Bell Canada

(la “Société”)

Autres dispositions, s’il y a lieu :

Sans limiter d’aucune façon les pouvoirs conférés à la Société et à ses administrateurs par la Loi canadienne sur les sociétés par actions, le conseil d’administration de la Société peut, de temps à autre, au nom de la Société et sans l’autorisation des actionnaires, pour les montants et selon les conditions qu’il juge à propos :

a)  contracter des emprunts, compte tenu du crédit de la Société;

b)  émettre, réémettre, vendre ou donner en gage les titres de créance de la Société;

c)  dans la mesure permise par la Loi canadienne sur les Société par actions, garantir, au nom de la Société, l’exécution d’une obligation à la charge d’une autre personne; et

d)  grever, hypothéquer, nantir ou mettre en gage tout ou partie des biens mobiliers ou immobiliers, présents ou futurs, de la Société, y compris les créances, droits, pouvoirs, franchises et entreprises, afin de garantir tous les titres de créances ou emprunts d’argent ou toute autre dette ou obligation de la Société.

Le conseil d’administration peut de temps à autre déléguer aux administrateurs ou aux dirigeants de la Société ou à l’un d’eux selon ce qu’il détermine, tout ou partie des pouvoirs conférés au conseil ci-haut dans la mesure et de la manière que le conseil détermine chaque fois qu’il effectue une telle délégation.

Sous réserve du nombre maximal d’administrateurs autorisé dans les Statuts de la Société, le conseil d’administration peut, en plus de combler les vacances comme le lui permet la loi, de nommer un ou plusieurs administrateurs, qui siégeront pour une période prenant fin au plus tard à la clôture de la prochaine assemblée annuelle des actionnaires, à condition que le nombre d’administrateurs ainsi nommés ne dépasse pas le tiers des membres du conseil d’administration élus à la dernière assemblée annuelle des actionnaires.